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04030767

File No. 82-34719

June 10, 2004

SUPPL

RECEIVED JUN 15 2004 181

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 294-6751. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

PROCESSED
JUN 17 2004
THOMSON FINANCIAL

Yours very truly,

Pierre J. Lorieau

6/17

Enclosure
cc: Frederick W. London, Esq.
Jeffrey H. Elkin, Esq.

NY:868517.1

FILE NO. 82-34719

SECURITAS

*NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA OR JAPAN*

Press Release from Securitas AB

June 7, 2004

# *Securitas recommended cash offer for Bell Group plc.- unconditional in all respects*

The board of Securitas announces that as at 3.00 p.m. (London. time) on 4 June 2004, the first closing date of the Offer, valid acceptances of the Offer had been received in respect of a total of 47,301,606 Bell Group Shares representing, in aggregate, approximately 88.67 per cent of the current issued share capital of Bell Group.

Prior to making the Offer, Securitas had received irrevocable undertakings to accept the Offer in respect of 14,980,023 Bell Group Shares representing, in aggregate, approximately 28.1 per cent of the current issued share capital of Bell Group. Valid acceptances of the Offer have been received in respect of all of the Bell Group Shares which were the subject of such irrevocable undertakings and are included in the total number of valid acceptances referred to above.

On 6 May and 7 May 2004, HSBC, acting on behalf of Securitas, purchased in the market a total of 12,022,730 Bell Group Shares representing, in aggregate, approximately 22.5 per cent. of the current issued share capital of Bell Group. These Bell Group Shares are also included in the total number of valid acceptances referred to above.

On 28 May 2004, Securitas received confirmation from the German Competition Authority, the Federal Cartel Office (Bundeskartellamt), that the proposed acquisition of Bell Group is not prohibited under the German Act Against Restraints of Competition. As a result, the German competition condition of the Offer has been satisfied.

Accordingly, the board of Securitas is pleased to announce that the Offer has today been declared unconditional in all respects.

Settlement of the consideration due under the Offer in respect of valid acceptances received on or before the first closing date will be despatched by 18 June 2004 and, in the case of valid acceptances received, complete in all respects, after today's date and while the Offer remains open for acceptance, within 14 days of receipt of such acceptance.

The Offer will remain open for acceptance until further notice and remains subject to the terms set out in the Offer Document.

To the extent they have not already done so, Bell Group Shareholders who wish to accept the Offer should complete, sign and return the Form of Acceptance as soon as possible in accordance with the instructions set out in the Offer Document and on the Form of Acceptance.

Securitas intends, as soon as it becomes entitled to do so, to apply the provisions of sections 428 to 430F (inclusive) of the Companies Act 1985 to acquire compulsorily any outstanding Bell Group Shares to which the Offer relates.

Securitas also intends, when practicable, to procure that Bell Group applies to the UKLA for the cancellation of the listing of Bell Group Shares on the Official List and to the London Stock Exchange for admission to trading of Bell Group Shares on the London Stock Exchange's market for listed securities to be cancelled.

Save as disclosed in this announcement or in the Offer Document, neither Securitas, nor any persons acting or deemed to be acting in concert with Securitas, held any Bell Group Shares (or rights over any Bell Group Shares) prior to the Offer Period and neither Securitas, nor persons acting or deemed to be acting in concert with Securitas, have acquired or agreed to acquire any Bell Group Shares (or rights over any Bell Group Shares) since the commencement of the Offer Period.

Words and expressions defined in the Offer Document shall have the same meaning when used in this announcement.

**Further information can be obtained from:**

**Securitas**
Thomas Berglund, President and CEO
Håkan Winberg, Executive Vice President and CFO
Henrik Brehmer, Senior Vice President Investor Relations
+44 (0) 20 8432 6500

**HSBC Bank plc (financial adviser to Securitas)**
Rupert Faure Walker
Simon Murphy
+44 (0) 20 7991 8888

The Offer is not being made, directly or indirectly, in or into the United States, Canada or Japan. The Offer will not be capable of acceptance from or within the United States, Canada or Japan. Accordingly, copies of this announcement are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from the United States, Canada or Japan and persons receiving this announcement (including custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdictions as doing so may invalidate any purported acceptance of the Offer.

HSBC Bank plc, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Securitas in connection with the Offer and no one else and will not be responsible to anyone other than Securitas for providing the protections afforded to clients of HSBC Bank plc nor for providing advice in relation to the Offer nor any other matter referred to in this announcement.

***Securitas is a World leader in security providing security solutions comprising guarding services, alarm systems and cash handling services. Securitas has more than 200 000 employees in more than 20 countries in Europe and USA.***